December 2, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Inspirato Incorporated

Registration Statement on Form S-3, filed on October 30, 2024

File No. 333- 282905

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inspirato Incorporated hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on Wednesday, December 4, 2024, or as soon thereafter as practicable.

Please advise John Elofson of Davis Graham & Stubbs LLP at (303) 332-1605 when the order declaring the Registration Statement effective is signed.

Sincerely,

By:	/s/ Payam Zamani
Name:	Payam Zamani
Title:	Chief Executive Officer

cc:    John Elofson, Davis Graham & Stubbs LLP